October __, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of October 2, 2007, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 62 to its registration statement.  PEA No. 62 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 17 2007, for the purpose of adding one new series to the Trust: the Dorfman Value Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED OCTOBER 2, 2007

Prospectus (Principal Investment Strategy)

1.
With respect to the inclusion of “a history of earnings growth exceeding industry norms” in the bullet point list of qualities the investment adviser seeks in selecting stocks for the Fund, please state supplementally whether this quality is consistent with a traditional value style of investing.

Response:  The Fund responds by stating supplementally the investment adviser’s belief that while earnings growth is traditionally of greater importance to growth managers than to value managers, it is of importance in value investing as well.  For example, when value investors buy a stock with a low price/earnings ratio, they desire to analyze whether the earnings reported in the latest 12 months are likely to increase, stay stable, or decrease in the future.  A history of profit growth gives some assurance that the likelihood is for earnings to stay stable or increase, increasing the chance that the stock is a true bargain.

Prospectus (Principal Risks)

2.	Please add the expected portfolio turnover rate of the Fund to the “High Portfolio Turnover Rate Risk.”

Response:  The following statement has been added to this risk disclosure: “While the Fund’s future annual portfolio turnover rate cannot be accurately predicted, the Adviser expects that it may range from 20% to 150%, with an estimated normal range of 30% to 70%.”

Prospectus (Shareholder Information – Share Price)

3.
Please revise the following statement to clarify that when a shareholder makes purchases or redemptions in a fund that is using fair value pricing, he may purchase or redeem more or less than he would if the fund were using market values:  “Therefore, if a shareholder purchases or redeems shares in the Fund when it holds securities priced at a fair value, this may have the unintended effect of increasing or decreasing the number of shares received in a purchase or the value of the proceeds received upon a redemption.”

Response: The applicable disclosure has been revised to read as follows:

“Therefore, if a shareholder purchases or redeems shares when the Fund holds securities priced at a fair value, the number of shares purchased or redeemed may be higher or lower than would be if the Fund were using market value pricing.”

Prospectus (Tax Consequences)

4.
Please add disclosure with respect to the treatment of net short-term capital gains as dividends that cannot be netted against a shareholder’s capital losses from other investments for the purpose of income tax reporting.

Response:   The following paragraph in the “Tax Consequence” section has been revised to read as follows:

“Distributions of the Fund’s net investment income (which include, but are not limited to, interest, dividends, net short-term capital gains and net gains from foreign currency transactions), if any, are generally taxable to the Fund’s shareholders as ordinary income.  To the extent that the Fund’s distributions of net investment income consist of “qualified dividend” income, such income may be subject to tax at the reduced rate of tax applicable to non-corporate shareholders for net long-term capital gains, if certain holding period requirements have been satisfied by the Fund and the shareholder.  To the extent the Fund’s distributions of net investment income are attributable to net short-term capital gains, such distributions will be treated as ordinary dividend income for the purposes of income tax reporting and will not be available to offset a shareholder’s capital losses from other investments.”

*           *           *           *           *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384.

Sincerely,

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.